Exhibit (a)(1)(S)

Transcript for the Sonder Employee All Hands Meeting, November 14, 2022 - Reminder about the Stock Option Repricing Program

This is a reminder that there is roughly a day and a half left to make your elections and participate in the stock option repricing program. Check the Global Equity page on the intranet for more information or contact stockadmin@sonder.com. The Program expires at 9:00 p.m. PST on November 15, 2022.